SEC FILE NUMBER	001-14793
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one:)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First BanCorp.

Full Name of Registrant

N/A

Former Name if Applicable

1519 Ponce De León Avenue, Stop 23

Address of Principal Executive Office (Street and Number)

Santurce, Puerto Rico 00908-0146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First BanCorp (the “Corporation”) experienced delays in closing its quarter, and consequently its independent registered public accounting firm was unable to complete its review of the Form 10-Q for quarter ended March 31, 2012 within the prescribed time period without unreasonable effort or expense. The Form 10-Q is being filed simultaneously with this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Orlando Berges	(787)	729-8170
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its earnings release dated May 7, 2012, the Corporation reported a net loss of $13.2 million for the first quarter of 2012, which included a non-cash charge of $6.2 million related to equity in losses of unconsolidated entities. Excluding this non-cash charge, the net loss would have been $6.9 million compared to a net loss of $14.8 million for the fourth quarter of 2011 and a net loss of $28.4 million for the first quarter of 2011. As explained above, First BanCorp (the “Corporation”) experienced delays in closing its quarter, and consequently its independent registered public accounting firm was unable to complete its review of the Form 10-Q for quarter ended March 31, 2012 within the prescribed time period. The Corporation does not anticipate any changes to the results of operations reported in the May 7, 2012 earnings release. The Form 10-D is being filed simultaneously with this Form 12b-25.

                                         First BanCorp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2012	By	/s/ Orlando Berges
Name: Orlando Berges
Title: Executive Vice President and Chief Financial Officer